January 29, 2016

Via EDGAR and BY HAND

Era Anagnosti,

Legal Branch Chief,

Office of Financial Services,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	New York Community Bancorp, Inc. Registration Statement on Form S-4 (File No. 333-208649)

Dear Ms. Anagnosti:

This letter, together with Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) of New York Community Bancorp, Inc. (“NYCB”) filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR, responds to the letter, dated January 15, 2016, to Joseph R. Ficalora, President and Chief Executive Officer of NYCB, from the staff (the “Staff”) of the Commission regarding the Registration Statement, including the joint proxy statement/prospectus contained therein, filed with the Commission on December 18, 2015.

For your convenience, NYCB has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

General

1.	Please provide us with copies of all materials prepared by each of the company’s financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Response:

The materials prepared by Goldman Sachs and provided to the NYCB board of directors on October 27, 2015 and October 28, 2015 are being provided to the Staff under separate cover by counsel for Goldman Sachs. The materials prepared by Credit Suisse and

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

provided to the NYCB board of directors on October 27, 2015 and October 29, 2015 are also being provided to the Staff under separate cover by counsel for Credit Suisse. The materials prepared by Sandler O’Neill for the meeting of the Astoria board of directors held on October 28, 2015, October 23, 2015, September 22, 2015 and August 26, 2015 are being provided to the Staff under separate cover by counsel for Sandler O’Neill. These presentation materials will be submitted by counsel for each of the financial advisers, respectively, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, each counsel is requesting that the materials be returned promptly following completion of the Staff’s review thereof. By separate letter, each counsel also is requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Section 200.83.

Calculation of Registration Fee

2.	We note that you have separately listed in the table the depositary shares, which will represent a 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Series A Preferred Stock. In light of your “What will holders of Astoria depositary shares receive in the merger” Q&A disclosure on page 2, please explain the intended meaning of the statement that an Astoria holder of depositary shares “will continue to hold depositary shares of the combined company” [emphasis added]. Similarly, the disclosure at the end of page 12 stating that the “depositary shares will continue to be listed on the NYSE…under a new name and traded under a new symbol” appears to suggest that Astoria’s depositary shares will remain outstanding and, following the merger, will instead represent an interest in the newly issued NYCB preferred stock. As NYCB’s depositary shares to be issued in the merger represent a new security which issuance must be registered, please ensure that your disclosure accurately reflects such issuance, or otherwise explain to us why the disclosure as currently stated is appropriate.

Response:

We believe that the disclosure as currently stated is appropriate. No new depositary shares will be “issued” in connection with the merger. Rather, depositary shares of Astoria that are currently outstanding will remain outstanding and, following the completion of the merger, represent interests in NYCB preferred stock.

Upon completion of the merger, NYCB will assume the obligations of Astoria under Astoria’s deposit agreement with Computershare Shareholder Services, LLC, as depositary (“Computershare”), and will issue new shares of preferred stock. Pursuant to Section 4.6 of the deposit agreement, NYCB will deposit its newly issued shares of preferred stock with Computershare in exchange for all outstanding shares of Astoria preferred stock. Section 4.6 of the deposit agreement provides:

[U]pon any recapitalization, reorganization, merger or consolidation affecting [Astoria] or to which it is a party, the Depositary shall … treat any securities or property (including cash) which shall be received by the Depositary in exchange for or upon conversion of or in respect of the Series C Preferred Stock as new deposited securities or property so received in exchange for or upon conversion or in respect of such Series C Preferred Stock.

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

NYCB will instruct Computershare to treat the shares of NYCB preferred stock received by it as newly deposited securities under the deposit agreement. The Astoria depositary shares will then automatically, and without any solicitation by NYCB of the holders of outstanding Astoria depositary shares, become NYCB depositary shares that represent interests in shares of NYCB preferred stock, and will continue to be listed on the NYSE under a new name and ticker symbol. We will revise the registration fee table in Amendment No. 1 to the Registration Statement to remove the depositary shares.

Prospectus Cover Page

3.	Please disclose the value of the merger consideration not only on a per share basis, but also on an aggregate basis.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to the prospectus cover page in Amendment No. 1 to the Registration Statement.

Questions and Answers, page 1

4.	Please disclose here as well as in the Summary, the ownership percentage of former Astoria shareholders in the combined company post-merger, and the changes in regulatory standards expected as a result of the combined company’s consolidated assets.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 1 and 10 in Amendment No. 1 to the Registration Statement.

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

Opinions of NYCB’s Financial Advisors (pages 60 and 66 and Annexes B and C)

Opinion of Goldman Sachs & Co., page 11

5.	You disclose that Goldman “rendered its oral opinion to certain members of the NYCB board…” Please clarify whether Goldman acted as a financial advisor to a distinct group of directors, or to the entire board of directors of NYCB.

Response:

Goldman Sachs acted as a financial advisor to the entire board of directors of NYCB. The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 11 and 60 in Amendment No. 1 to the Registration Statement.

The Merger

Background of the Merger, page 50

6.	You disclose that on September 22, 2015, Astoria’s board of directors considered alternate strategies, including the expansion of the process to solicit indications of interest from a larger group of potentially interested financial institutions. Please revise your disclosure to elaborate on the reasons why Astoria’s board decided to continue discussions only with the parties that had initially expressed interest.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 51 in Amendment No. 1 to the Registration Statement.

7.	Please refer to the penultimate paragraph on page 51. Briefly discuss the reasons why Party A was the first to receive a draft of the merger agreement on October 8, 2015. In addition, based on your disclosure in the sixth paragraph on page 52, it is unclear as to whether a combination with Party A would equally qualify NYCB to be designated as a SIFI, albeit Party A’s lack in planning or preparation in anticipation of such designation, or whether Party A was already a SIFI. Please revise your disclosure for clarity.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 51 and 54 in Amendment No. 1 to the Registration Statement.

8.	In light of your disclosure in the first paragraph on page 53, please discuss when NYCB first engaged Goldman Sachs and Credit Suisse as its financial advisors. In addition,

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

please clarify whether or not NYCB’s October 27th proposal included a cash component as contemplated during the October 27th board meeting, which granted Mr. Ficalora authority to include as part of the merger consideration a cash amount. Expand your disclosure to briefly explain the major aspects of the balance sheet repositioning, and update your disclosure elsewhere in the filing to indicate its completion. In this regard we note the Current Report on Form 8-K filed on December 29, 2015.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 21, 51, 53, 60, 66 and 92 in Amendment No. 1 to the Registration Statement.

9.	Given that Party A’s bid price was economically substantially equivalent to NYCB’s, please expand your disclosure in the last paragraph on page 54 to further elaborate why a transaction with Party A had greater execution, compliance and regulatory risks, and to the extent possible, quantify the “higher relative cost of integration” that a combination with Party A would have imposed.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 54 in Amendment No. 1 to the Registration Statement.

NYCB’s Reasons for the Merger; Recommendation of NYCB’s Board of Directors, page 56

10.	Please enhance your disclosure to provide the board’s analysis of each supporting factor and potential risk so that the shareholders understand how consideration of the listed factors impacted the decision of NYCB’s board to approve the merger and to recommend it to its shareholders for their approval. Conclusory disclosure such as the board considered the “synergies potentially available” or “the opportunity for the combined company to have superior future earnings” appears generic and does not provide insight into the board’s decision-making and the basis for its recommendation. In this regard, we note that during the November 18, 2015 investor presentation you discussed, among other things, that the merger was expected to be (i) 20% accretive; (ii) resulting in 50% cost savings on the Astoria side; (iii) 6% tangible book value per share accretion upon closing in the fourth quarter in 2016; and (iv) resulting in a significant increase of deposits in the attractive markets of Nassau, Suffolk, Queens and Brooklyn. Please address this comment also with respect to Astoria’s Reasons for the Merger disclosure found on page 74.

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 53 and 57 and pages 74 through 76 in Amendment No. 1 to the Registration Statement.

Unaudited Prospective Financial Information, page 58

11.	Please delete the statement “it to be material information” in the third sentence from the first paragraph and the statement that “the financial information included below is not being included to influence your decision whether to vote in favor of the merger proposal or any other proposal to be considered at the NYCB’s special meeting” in the carry-over paragraph on top of page 59. These statements unduly limit a shareholder’s reliance on the company’s disclosures and are inappropriate. To the extent that these financial projections no longer reflect management’s view of future performance, they should be either updated or an explanation should be provided as to why the projections are no longer valid.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 58 and 59 in Amendment No. 1 to the Registration Statement.

Opinion of Goldman, Sachs & Co., page 60

12.	You disclose that in rendering its opinion, Goldman Sachs reviewed “certain internal financial analyses and forecasts for Astoria” prepared by Astoria’s management. Please disclose these projections in your prospectus.

Response:

Representatives of Astoria provided financial forecasts prepared by its management to NYCB and its financial advisor at the time, Goldman Sachs, by including such forecasts in the electronic dataroom maintained for the transaction. Shortly after making such financial forecasts available, Representatives of Astoria requested that all parties disregard the financial forecasts previously provided because they were outdated and did not represent Astoria management’s then-current view of the expected financial performance of Astoria. In lieu of updated forecasts, representatives of Astoria instead instructed NYCB, Goldman Sachs and Credit Suisse to refer to and rely on I/B/E/S estimates for purposes of their financial analysis related to the potential merger of NYCB and Astoria. After a discussion between Goldman Sachs and members of Astoria management, and with confirmation from

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

NYCB management, Goldman Sachs and Credit Suisse disregarded the Astoria financial forecasts and relied exclusively on I/B/E/S estimates in connection with their financial analysis and opinions. Because Astoria management informed Goldman Sachs and Credit Suisse that such forecasts did not reflect management’s then-current view of Astoria’s expected financial performance and instructed Goldman Sachs and Credit Suisse not to rely such forecasts, we believe these forecasts should not be disclosed and it may be misleading to an investor to include the forecasts in the joint proxy statement/prospectus.

13.	To help an investor understand the financial implications of the “Selected Transactions Analysis” and “Selected Companies Analysis,” please disclose the underlying data used by Goldman Sachs in deriving at the implied range of values. Investors may benefit from an enhanced discussion of the extent to which high, low, or median values were calculated and considered when determining the implied values. In addition, please disclose the extent that any transaction or company which originally met the selection criteria was later excluded, as well as the specific reasons for doing so. To the extent applicable, please address this comment with respect to Credit Suisse’s financial analyses. In this regard, we note that the analyses provided by Sandler O’Neill on pages 81 and 82 provide such underlying data.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 62, 64, and 70 through 72 in Amendment No. 1 to the Registration Statement.

14.	To the extent known, please disclose the amount of fees paid by NYCB to Goldman Sachs during the past two years for its services as NYCB’s financial advisor. In this regard, we note your disclosure on page 66. To the extent applicable, please comply with this comment as it applies to Credit Suisse.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 66 and 74 in Amendment No. 1 to the Registration Statement.

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

Opinion of Credit Suisse Securities (USA) LLC

Financial Advisor Disclosure, page 74

15.	Please explain why the fee NYCB may pay to Credit Suisse at NYCB’s sole discretion is described as an “incentive fee,” by describing the merger related services Credit Suisse must perform to give rise to this additional compensation. To the extent that there is a cap to this discretionary fee, please disclose.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 74 in Amendment No. 1 to the Registration Statement. The additional fee that NYCB, in its sole discretion, may pay to Credit Suisse is referred to as an “additional incentive amount reflecting NYCB’s assessment of Credit Suisse’s role in connection with the transaction” in Amendment No. 1 to the Registration Statement. There are no specified merger-related services that Credit Suisse must perform to give rise to this additional compensation. Rather, any additional amount paid by NYCB to Credit Suisse is completely discretionary.

Opinion of Sandler O’Neill & Partners, L.P., page 76

16.	We note your disclosure on page 77 that Astoria’s financial advisor considered estimated long-term annual earnings per share and balance sheet growth rates based on guidance from your senior management. Please disclose these projections to the extent they go beyond the projections disclosed on page 59.

Response:

We respectfully advise the Staff that Astoria’s financial advisor did not receive NYCB financial projections that go beyond the projections disclosed on page 59 of Amendment No. 1 to the Registration Statement.

Litigation Relating to the Merger, page 99

17.	We note that there have been at least five lawsuits filed, challenging the proposed merger. Please disclose why the complainants believe that Astoria’s board breached its fiduciary duties.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 99 through 100 in Amendment No. 1 to the Registration Statement.

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

The Merger Agreement

Representations and Warranties, page 104

18.	Please delete the statement that the representations, warranties and covenants “are solely for the benefit of NYCB and Astoria” in the first paragraph. The language appears to represent an inappropriate limitation on reliance, given that the merger agreement constitutes disclosure for purposes of the registration statement.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 104 in Amendment No. 1 to the Registration Statement.

19.	The disclosure in the third sentence of the first paragraph states, among other things, that subsequent information concerning the subject matter of the representation, warranties and covenants “may or may not be fully reflected in public disclosures by NYCB or Astoria.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements including in your proxy statement/prospectus not misleading.

Response:

NYCB understands and acknowledges that it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the Registration Statement not misleading.

Conditions to Complete the Merger, page 112

20.	It appears that receipt of an opinion of legal counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code is a waivable condition by both parties to your merger agreement. Please undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material and make corresponding revisions on pages 8, 15 and 17. Please refer to Section III.D.3 of Staff Legal Bulletin No. 19 for guidance.

Response:

NYCB undertakes to recirculate and resolicit if the condition is waived and the change in tax consequences is material, and to make the corresponding revisions to the Registration Statement as requested by the Staff.

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

Material U.S. Federal Income Tax Consequences of the Merger, page 117

21.	Please delete the first sentence from the last paragraph on page 119 as this language appears to represent an inappropriate limitation on reliance. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 119 in Amendment No. 1 to the Registration Statement.

Annex A – Agreement and Plan of Merger

22.	Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules.

Response:

In response to the Staff’s comment, a list of the schedules omitted from the merger agreement has been included on page A-67 of Annex A to the joint proxy statement/prospectus in Amendment No. 1 to the Registration Statement.

****

Joseph R. Ficalora

New York Community Bancorp, Inc.

January 29, 2016

Additionally, in connection with this response letter, NYCB hereby acknowledges the following statements:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (516) 683-4570 or r.patrick.quinn@mynycb.com or Jared M. Fishman at (212) 558-1689 or fishmanj@sullcrom.com.

Sincerely,

/s/ R. Patrick Quinn R. Patrick Quinn, Esq.

cc:	Joseph R. Ficalora
(New York Community Bancorp, Inc.)

H. Rodgin Cohen, Esq.
Mark J. Menting, Esq.
Jared M. Fishman , Esq.
(Sullivan & Cromwell LLP)

Edward D. Herlihy, Esq.
Matthew M. Guest, Esq.
(Wachtell, Lipton, Rosen & Katz)